CUSIP No. 739308104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
Power-One, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
739308104

(CUSIP Number)
David A. Knight, c/o Stephens Inc.,111 Center Street, Little Rock, AR 72201, (501) 377-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 6, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Warren A. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		5,102,451*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		595,619

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,102,451*

WITH	10	SHARED DISPOSITIVE POWER

595,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,698,070*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 500,000 shares of the Common Stock which may be acquired upon the exercise of warrants exercisable within sixty days of the date hereof. Such warrants are owned by PWER Bridge, LLC, an affiliate of reporting person.

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Jackson T. Stephens Trust No. One

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		143,389

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		143,389

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,389

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Warren & Harriet Stephens Children’s Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		220,939

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		220,939

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

220,939

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Harriet Calhoun Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		85,348

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,348

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,348

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Harriet C. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		85,348

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,348

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,348

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Warren Miles Amerine Stephens Trust UID 9/10/86

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		130,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,171

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,171

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS John Calhoun Stephens Trust UID 12/01/87

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		130,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,171

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,171

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Laura Whitaker Stephens Trust UID 12/28/90

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		130,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,171

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,171

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Douglas H. Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		92,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,797

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		92,317

WITH	10	SHARED DISPOSITIVE POWER

		20,797

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	113,114

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Curtis F. Bradbury, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		318,668

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		241,736

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		318,668

WITH	10	SHARED DISPOSITIVE POWER

		241,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	560,404

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 739308104

Introductory Statement
This Amendment No. 8 to Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Power-One, Inc. (“Power One”). This Amendment No. 8 amends and supplements (i) the Schedule 13D initially filed by the reporting persons on June 11, 1998, (ii) Amendment No. 1 to the Statement filed by the reporting persons on October 28, 1999, (iii) Amendment No. 2 to the Statement filed by the reporting persons on June 19, 2000, (iv) Amendment No. 3 to the Statement filed by the reporting persons on August 7, 2000, (v) Amendment No. 4 to the Statement filed by the reporting persons on November 30, 2000, (vi) Amendment No. 5 to the Statement filed by the reporting persons on December 7, 2001, (vii) Amendment No. 6 to the Statement filed by the reporting persons on March 13, 2003, and (viii) Amendment No. 7 to the Statement filed by the reporting persons on February 14, 2008 (collectively, the “Prior Filings” and collectively with this Amendment No. 8, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. This Amendment No. 8 is being filed to amend the Statement to reflect the receipt by Warren A. Stephens, through his affiliate PWER Bridge, LLC (“PWER Bridge”), of warrants immediately exercisable for 500,000 shares of the Common Stock.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Item 3 is supplemented by adding the following:
     On March 6, 2008, Power One granted PWER Bridge warrants exercisable for up to 2,000,000 shares of the Common Stock (the “Warrants”). PWER Bridge is wholly owned by Stephens Investments Holdings LLC which, in turn, is owned by Warren A. Stephens. The Warrants were granted in connection with an Amended and Restated Term Loan Agreement (the “Amended Loan Agreement”) and related agreements between Power One and PWER Bridge, pursuant to which the maturity date of a $50 million promissory note issued by Power One to PWER Bridge, which was originally due on April 30, 2008, was extended to April 30, 2010 (as amended and restated, the “Note”). The vesting schedule for the exercise of the Warrants is as follows: Warrants for 500,000 shares vested immediately upon the closing on March 6, 2008; 750,000 shares will vest on September 30, 2008 if any principal amount remains outstanding under the Note on such date; and 750,000 shares will vest on March 31, 2009 if any principal amount remains outstanding under the Note on such date. Notwithstanding the foregoing, if Power One consolidates with or merges into, or transfers (other than by mortgage or pledge) its properties and assets substantially as an entirety to, another person or Power One is a party to a merger or binding share exchange which reclassifies or changes its outstanding Common Stock, the Warrants shall immediately vest. The exercise price for the Warrants is $2.50. In connection with obtaining the extension, the Company paid PWER Bridge a loan extension fee of $500,000, equal to 1% of the outstanding principal balance of the Note. A loan maintenance fee is payable on each anniversary of the date of the Amended Loan Agreement equal to 1% of the outstanding principal balance on such date. Copies of the Amended Loan Agreement, Amended and Restated Promissory Note, Security Agreement, Warrant Agreement, Warrant Certificate, and Registration Rights Agreement were attached as exhibits to a Form 8-K filed by Power One on March 11, 2007 and are incorporated herein by reference.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 is amended and restated to read in its entirety as follows:
     Collectively, the reporting persons beneficially own approximately 7.1% of the outstanding Common Stock, which percentage includes 500,000 shares of the Common Stock which may be acquired by PWER Bridge upon the exercise of the Warrants exercisable within sixty days of the date hereof. The Common Stock was acquired by the reporting persons primarily for investment purposes or in connection with routine market making activities by Stephens Inc., a registered broker-dealer wholly-owned by Warren A. Stephens. Stephens Inc. has served as a financial advisor and provided other investment banking services to Power One, and may continue to do so.
     The reporting persons regularly review, and evaluate strategies with respect to, their various investments, including their investment in Power One. As a consequence of such review, evaluation, and other factors that the reporting persons deem relevant, they may consider various alternatives which may ultimately lead to one or more possible transactions with respect to their investment in Power One. In the course of such consideration, the reporting persons may discuss internally and with Power One, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources

CUSIP No. 739308104

of credit, and other investors, their holdings in Power One. Possible transactions may include the acquisition of additional shares or selected divestitures of shares of Common Stock of Power One, or another form of extraordinary transaction.
     There can be no assurance as to whether the reporting persons will take any action with respect to their ownership of the Common Stock, or enter into any discussions with respect to their investments, whether any such discussions will lead to any transaction, the terms of any such transaction, or the timing or certainty of any such transaction.
     In reaching any conclusions regarding their investments, the reporting persons will take into consideration a variety of factors, including, but not limited to, Power One’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the reporting persons, and other investment considerations.
     Except as noted above, the reporting persons, at this time, do not have any plans or proposals which relate to or would result in (i) any extraordinary corporate transactions involving Power One or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
     The reporting persons reserve the right to change their intent at any time and to formulate other plans and/or make other proposals, and take such actions with respect to their investment in Power One, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5(a) is amended and restated to read in its entirety as follows:
     (a) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person.

	Number of Shares	Percent of
	Beneficially Owned	Outstanding
Name		Shares(1)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
Jackson T. Stephens Trust One	143,389	0.2	143,389	0	143,389	0
Warren A. Stephens(2)	5,698,070	6.5	5,102,451	595,619	5,102,451	595,619
Warren and Harriet Stephens Children’s Trust	220,939	0.3	220,939	0	220,939	0
Harriet C. Stephens Trust	85,348	0.1	85,348	0	85,348	0
Harriet C. Stephens(3)	85,348	0.1	85,348	0	85,348	0
Warren Miles Amerine Stephens Trust	130,171	0.1	130,171	0	130,171	0
John Calhoun Stephens Trust	130,171	0.1	130,171	0	130,171	0
Laura Whitaker Stephens Trust	130,171	0.1	130,171	0	130,171	0
Douglas H. Martin(4)	113,114	0.1	92,317	20,797	92,317	20,797
Curtis F. Bradbury(5)	560,404	0.6	318,668	241,736	318,668	241,736

          (1) Based on 87,348,256 shares reported by Power One as outstanding on the date of filing of this Amendment No. 8.

CUSIP No. 739308104

          (2) Includes 130,171 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, as to which Mr. Stephens, as sole Trustee, has sole voting power and sole dispositive power, 143,389 shares owned by Jackson T. Stephens Trust No. One as to which Mr. Stephens, as Co-Trustee with Jon E.M. Jacoby, has shared voting power and shared dispositive power, 3,411,818 shares owned by Stephens Investments Holdings LLC as to which Mr. Stephens, as Manager, has sole voting power and sole dispositive power, and 200,120 shares owned by Warren A. Stephens IRA as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 8,347 shares owned by Stephens Investment Partners 2000A LLC, 12,095 shares owned by Stephens Investment Partners 2000B LLC, and 355 shares owned by Stephens Investment Partners 2001B LLC, as to which Mr. Stephens, as Co-Manager, has shared voting power and shared dispositive power. Also includes 210,494 shares held by Stephens Inc. in discretionary customer accounts as to which Mr. Stephens, as President of Stephens Inc., has shared voting power and shared dispositive power, and 220,939 shares owned by Warren and Harriet Stephens Childrens Trust for benefit of reporting person’s children as to which Mr. Stephens may be deemed to have shared voting and dispositive power. Also includes 600,000 shares held by Stephens Inc. in its inventory as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 500,000 shares which may be acquired upon the exercise of warrants held by PWER Bridge which are exercisable within sixty days of the date hereof.
          (3) Includes 85,348 shares beneficially owned by Harriet Calhoun Stephens Trust, of which Harriet C. Stephens is a trustee. Excludes shares beneficially owned by Harriet Calhoun Stephens’ husband, Warren A. Stephens.
          (4) Includes 5,908 shares owned by Martin Family Partnership IV as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 39,629 shares owned individually and 42,780 shares owned by Mr. Martin’s IRA as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 8,347 shares owned by Stephens Investment Partners 2000A LLC, 12,095 shares owned by Stephens Investment Partners 2000B LLC, and 355 shares owned by Stephens Investment Partners 2001B LLC, as to which Mr. Martin, as Co-Manager of the LLCs, has shared voting power and shared dispositive power. Also includes 1,000 shares owned by each of four minor children.
          (5) Includes 317,168 shares owned individually and 1,500 shares owned by Curtis F. Bradbury, III, Mr. Bradbury’s minor child, as to which Mr. Bradbury has sole voting power and sole dispositive power. Also includes 8,347 shares owned by Stephens Investment Partners 2000A LLC, 12,095 shares owned by Stephens Investment Partners 2000B LLC, and 355 shares owned by Stephens Investment Partners 2001B LLC, as to which Mr. Bradbury, as Co-Manager of the LLCs, has shared voting power and shared dispositive power. Also includes 220,939 shares owned by Warren and Harriet Stephens Children’s Trust as to which Mr. Bradbury, as Co-Trustee, has shared voting power and shared dispositive power.
     Item 5(b) is supplemented by adding the following:
          On March 6, 2008 Power One granted PWER Bridge warrants exercisable for up to 2,000,000 shares of the Common Stock in the transaction described in Item 3 above. PWER Bridge is wholly owned by Stephens Investments Holdings LLC which, in turn, is owned by Warren A. Stephens.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
          Agreement to File Joint Schedule 13D

CUSIP No. 739308104

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 12, 2008
Date

/s/ David A. Knight

David A. Knight, as attorney in fact for Jackson T. Stephens Trust
No. One, Warren A. Stephens, Warren & Harriet Stephens Children’s Trust, Harriet C. Stephens Trust, Harriet C. Stephens, Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens Trust, Douglas H. Martin, and Curtis F. Bradbury, Jr.

CUSIP No. 739308104

AGREEMENT TO FILE JOINT SCHEDULE 13D
     Each of the undersigned, being a record owner or “beneficial owner” of the common stock of Conn’s, Inc. (“Common Stock”), hereby agrees to jointly file a Schedule 13D with respect to their respective holdings of the Common Stock and to include this agreement as an exhibit to such Schedule 13D.
     IN WITNESS WHEREOF, each of the undersigned has executed and delivered this agreement as of the 12th day of March, 2008.

/s/ David A. Knight

David A. Knight, as attorney in fact for Jackson T. Stephens Trust
No. One, Warren A. Stephens, Warren & Harriet Stephens Children’s Trust, Harriet C. Stephens Trust, Harriet C. Stephens, Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens Trust, Douglas H. Martin, and Curtis F. Bradbury, Jr.